Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

Hi, I’m Tom Hallam, the CEO of Leading Biosciences, and I'd like to ask you to please vote your Seneca proxy in favor of proposal #1 by calling 855-682-2019. This is required to complete the merger of Seneca BioPharma and Leading BioSciences —a merger that we strongly believe provides significant value to all of Seneca’s stockholders.

At the most recent Stockholders Meeting on April 9, 2021, Seneca stockholders approved 5 of the 6 proposals related to the merger. Only proposal #1, the reverse stock split, still remains to be approved.

Proposal 1 was favored by a wide margin. It received approval from over 85% of those who voted. However, this proposal requires a higher voting threshold for approval. The proposal needs support from over 50% of all outstanding shares.

And we’re close. We just need another 2 ½% of SNCA stockholders like you to approve this proposal.

Passage of proposal #1 is required to ensure the combined company meets Nasdaq’s listing requirements, which is a prerequisite to completing the merger. We believe this is in the best interest of all Seneca stockholders, and we would greatly appreciate your vote in support of this proposal.

Your vote matters. No matter how many shares you own, or if you’ve previously voted against proposal #1, or even if you’ve already sold your shares—your vote makes a difference in completing the merger.

Due to the voting threshold, not voting is essentially a vote against the proposal. We respectfully ask you to take a few moments and vote.

You can vote by mailing in your proxy card, by voting online at proxyvote.com and entering your control numbers, or by calling 855-682-2019.

Together, by merging our companies, we can do great things and take the actions to advance our drugs to hopefully improve the lives of millions of patients, while creating value for all of our combined stockholders.

Your vote truly does matter, so please, vote.

And thank you for your support.